

September 23, 2021

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

>   **Re: RoyaltyTraders LLC**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed September 14, 2021**
>   **File No. 024-11532**

Dear Mr. Peace:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution and Selling Securityholders
After the Auction, page 16

1.   Please clarify in the filing that there is no obligation for an investor who indicated interest as part of the auction process to invest in the Royalty Share Units or even respond to the company.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson